

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 9, 2008

Mr. Leonard Osser
Chairman and Chief Executive Officer
Milestone Scientific, Inc.
220 South Orange Avenue
Livingston Corporate Park
Livingston, New Jersey 07039

      RE: **Milestone Scientific, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2006
               Filed April 2, 2007
               File No. 1-14053

Dear Mr. Osser:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Martin F. James
                             Senior Assistant Chief Accountant